Exhibit 3.2

Article II, Section 6 of the By-laws of Centene Corporation, as amended and restated effective as of October 25, 2016, marked to show changes from prior By-law provision.
Section 6. Voting. At all meetings of the stockholders at which a quorum is present, except as otherwise required by law, the Certificate of Incorporation or these By-Laws, ~~in all matters other than the election of directors,~~ the affirmative vote of the holders of a majority of the votes cast by the shares represented and entitled to vote therefor at the meeting on the subject matter shall be the act of the stockholders. Abstentions and broker non-votes shall not be counted as votes cast. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Article III, Section 1 of the By-laws of Centene Corporation, as amended and restated effective as of October 25, 2016, marked to show changes from prior By-law provision
Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than five nor more than eleven members, the exact number of which shall be determined from time to time by resolution adopted by the Board of Directors. Except as provided in Section 3 of this Article III, directors shall be elected by the stockholders at the annual meetings of stockholders, and each director so elected shall hold office until such director's successor is duly elected and qualified, or until such director's death, or until such director's earlier resignation or removal. Directors need not be stockholders.

Each director to be elected by the stockholders of the Corporation shall be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote therefor at a meeting of the stockholders for the election of directors at which a quorum is present; provided, however, that if the Board of Directors determines that the number of nominees exceeds the number of directors to be elected at such meeting (a “Contested Election”), and the Board of Directors has not rescinded such determination by the record date of such meeting as initially announced, each of the directors to be elected at such meeting shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote at such meeting with respect to the election of such director.

For purposes of the paragraph above, a “majority of the votes cast” means that the number of votes cast “for” a candidate for director exceeds the number of votes cast “against” that director. Abstentions and broker non-votes shall not be counted as votes cast.